Exhibit 99.1

ADVANCED ACCELERATOR APPLICATIONS S.A.

Company with a share capital of 8,817,765.70 Euros

Head Office: 20, rue Diesel, 01630 Saint Genis Pouilly, France

441 417 110 RCS Bourg en Bresse

(the « Company »)

SUBSCRIPTION FORM

1.	MODALITIES FOR WARRANTS 2017 ISSUANCE

As per the first resolution of the Extraordinary Shareholder Meeting held on May 24, 2017, the Company’s shareholders have delegated authority to the Board of Directors (BoD) to put in place a warrant plan, and this in accordance with Articles L.225-129-2, L.225-138 and L.228-91 of the French Commercial Code, and to issue up to a maximum of 175,000 warrants of the Company (the « Warrants 2017 ») to a category of persons who enter into a specific category of beneficiaries that meet the criteria of article L.225-138 of the Commercial Code (the “Delegation Of Authority”). In our case this means persons who, at the warrant issuance date, are the Non-Executive Board Members of the Company (“Specified Category”).

On May 24, 2017, the BoD has decided to make use of the shareholder authorization. A maximum total of 175,000 Warrants 2017 with a nominal value of € 0.1 per warrant will become available once the subscription period is opened. Beneficiaries of this plan shall be the below listed non-executive Directors of AAA:

-       Mrs. Christine Mikail Cvijic;

-       Mr. Claudio Costamagna;

-       Mr. Kapil Dhingra;

-       Mr. Steven Gannon;

-       Mr. Christian Merle;

-       Mr. François Nader;

-       Mr. Leopoldo Zambeletti.

By default, every beneficiary shall have the right to subscribe to 25,000 warrants. However, final allocation numbers shall be matched to so accommodate the individual subscription interests. Beneficiaries are therefore asked to communicate in writing to the secretary of the BoD their individual subscription interests.

In its meeting of May 24, 2017, the BoD has set the exercise price and the subscription price for the warrants. Each Warrant 2017 entitles to subscribe to one (1) ordinary New Share of the Company. The subscription price is set at €5.78 per warrant and the exercise price is set at €16.64 (US$18.63) per ordinary share. The exercise price is composed of €0.1 nominal value and €16.54 issuance premium. The terms and conditions of the warrant plan 2017 are attached hereto.

As per the decision of the BoD of June 15, 2017, the subscription forms to the Warrants 2017 shall be received at the headquarters of the Company from __________ to ___________ (the Subscription Period).

Payment of the subscription price must have been received by the end of the Subscription Period, i.e. June 29, 2017, at the designated bank account with Banque Populaire des Alpes, agency of Annemasse, France:

IBAN: [•]

SWIFT/BIC: [•]

Please remember that this is a Euro denominated account and to make sure that all bank fees are paid by you so that the full and required amount is credited to this account.

The Warrants 2017 shall be issued when the BoD formally declares the end of the transaction, i.e. immediately after the end of the Subscription Period.

2.	SUBSCRIPTION FORM

I, ____________, hereby undersigned

Taking notice of:

(i)	the last version of the Company’s Article of Association;

(ii)	the minutes of the Company’s shareholder meeting held at May 24, 2017;

(iii)	the minutes of the Board of Directors dated May 24, 2017 that approve the issuance and allocation of a total of 175,000 Warrants 2017 with an exercise price of €16.64 (US$18.63). The subscription price (fair value) of €5.78 for one warrant was established using the same May 24, 2017 date. It was calculated by specialists from Deloitte;

(iv)	the attached Warrants 2017 terms and conditions;

Declare, by the present subscription form, to subscribe to __________ Warrants 2017, with a unit price of €5.78.

Declare to pay the entire subscription price of €____________ for the ____________ Warrants 2017 on the bank account with BANQUE POPULAIRE DES ALPES, Agency of Annemasse, France

(account details: IBAN: [•] SWIFT/BIC: [•]).

See also attached bank document

Made in two (2) original copies.

On ____________________________________ 2017, at _______________________________,

Signature [.]1

_________________________________

1 Before your signature, please write by hand the text: "Agreement to subscribe to _______________________ (_____) Warrants 2017 for a total subscription price of __________________ (_______) euros, with a unit price per Warrant 2017 of €5.78.

APPENDIX – Warrants 2017 terms and conditions

1.	Subscription to Warrants 2017

1.1	Issuance price of the Warrants 2017

Each Warrant 2017 will be issued at a subscription price of €5.78 (the “Subscription price of the Warrants 2017).

1.2       Subscription period to the Warrants 2017

The subscription to the Warrants 2017 will be possible from _______________ until the end of day of ______________. The subscription form shall be sent to the headquarters of the Company at 20 rue Diesel, 01630 Saint Genis Pouilly, France and by email to

isabelle.forest@adacap.com and to edward.sturchio@adacap.com.

The subscriber to the Warrants 2017 is also asked to provide:

- A copy of the wire transfer

The subscription amount is equal to the Subscription price of €5.78 per warrant multiplied by the number of Warrants 2017 requested by the subscriber.

2.	Terms of Warrants 2017

2.2	General Terms of Warrants 2017

2.1.1	Form of the Warrants 2017

The Warrants 2017 will be issued exclusively in the form of registered ordinary shares. They will be inscribed in a register held by the Company.

2.1.2	Transfer of Warrants 2017

Each Warrant 2017 is freely transferable pursuant to what is stated in the Company’s Articles of Associations.

2.1.3	Fractional Warrants 2017

The Warrants 2017 will be exercised only for a whole number of New Shares.

Each Warrant 2017 can be exercised just once.

2.1.4	Rights of the New Shares once the Warrant 2017 is exercised

The New Shares, delivered after the exercise of the Warrants 2017, will be subject to Articles of Associations provisions and to general statutory provisions. The New Shares shall be will be ranked with the existing ordinary shares of the company. They will entitle the owner as of issuance date to the same rights as other shareholders, e.g. voting rights, dividend rights, etc.

2.1.5	Body of holders of Warrants 2017 and protection of the rights of the holders of the Warrants 2017

The Holders of the Warrants 2017 will be considered as a collective group (masse) which shall have legal personality pursuant to article L.228-103 du Commercial Code.

Each Warrant 2017 entitles its holder to one vote at meetings of the body. The representative will be appointed by the general meeting of the body. Those representatives will have the power without restriction, or reservation to carry out all the acts to protect their common interests, be that separately or collectively on behalf of the body.

Pursuant to article L. 228-98 of the commercial Code, provided that the Warrants 2017 remain in existence:

-	The Company shall not change its legal form or its object unless it is authorized to do so by the issuance contract or as provided for in Article L. 228-103 of the Commercial Code;

-	The Company shall neither change the rules for allocating its profits nor write off its capital unless it is authorized to do so by the issuance contract or as provided for in Article L. 228-103 of the Commercial Code, and subject to it taking the necessary steps to maintain the rights of the holders of Warrants 2017 giving access to the capital in the manner described in article L. 228-99 of the Commercial Code. Subject to those same restrictions, however, it may create preference shares;

-	In the event of its capital being reduced, on account of losses, through a reduction in the nominal value or the number of the securities comprising the capital, the rights of the holders of Warrant 2017 giving access to the capital are consequently reduced, as if they had exercised them before the date on which the reduction of capital became definitive;

-	if the Company decides to proceed, regardless of their form, with the issue of new capital securities with a preferential subscription right reserved for its shareholders, to distribute reserves, in cash or in kind, or share premiums, or to change the allocation of its profits through the creation of preference shares, the company will have to take all the necessary measures to protect the interests of the holders of Warrants 2017 pursuant to the conditions stated in article L 228-99 of the Commercial Code. To that end, it shall:

1° Permit the holders of Warrants 2017 the right to exercise the Warrants 2017, if the period stipulated for the exercise has not yet commenced, to so enable them to participate immediately in the operations referred to in the first paragraph or to benefit therefrom;

2° Take provisions which will allow the Warrant holders, should they exercise their Warrants 2017 subsequently, to irrevocably subscribe to the new transferable securities issued, or to obtain a free allotment thereof, or to receive cash or goods similar to those which would have been distributed to them, in the same quantities or proportions and under the same conditions, save for possession, had they been shareholders when those operations took place;

3° Change the conditions of subscription, the bases of conversion, or the terms and conditions of exchange or allotment initially laid down, in order to take account of the impact of the operations referred to in the first paragraph.

The Company may simultaneously take the measures indicated under 1° and 2° above. It may, in all cases, replace them with the adjustment authorized in 3°.

In the event of its capital being reduced, not due to losses, but through a reduction in the nominal value of the shares issued by the Company, the Exercise Price of the New Shares will be reduced proportionally.

In the event of its capital being reduced, not due to losses, but through a reduction in the nominal value of shares issued by the Company, the holders of Warrants 2017, if they exercise their rights, may require the redemption of their New Shares in the same conditions in which they would have been if they were holders of New Shares at the redemption date by the company of its own shares.

In addition, in the event of new capital securities or new transferable securities giving access to the capital being issued, and likewise in the event of a merger or demerger of the company issuing such securities, the BoD may suspend the option to obtain an allotment of Warrants 2017 through exercise of the right referred to in Article L. 225-149-1 of the Commercial Code during a maximum period of three months pursuant to article R.225-133 of the Commercial Code.

2.2	Specific terms of Warrants 2017

2.2.1	Price and the exercise ratio of Warrant 2017

Each Warrant 2017 gives a right to subscribe to one (1) New Share at a subscription price of €16.64 (US$18.63) (the “Exercise Price”) per New Share comprised of €0.10 of nominal value and €16.54 of issuance premium, provided that, in the event of operations on the share capital of the company, the Exercise Price will be adjusted in accordance with paragraph 2.1.5 above and pursuant to the adjustments realized on the existing ordinary shares.

2.2.2	Conditions of exercise of Warrants 2017

Warrants 2017 may be exercised freely and unconditionally any time during the Exercise Period by the Holders.

2.2.3	Exercise Period of the Warrants 2017

Each Warrant 2017 may be exercised for a period of thirty-six (36) months from the subscription date (the “Exercise Period”).

At the expiration of the exercise period, the Warrants 2017 shall lapse automatically without further formalities whatsoever for the Company or the Holders of the Warrants 2017.

2.2.4	Notification of the exercise of the Warrant 2017

At the subscription date of the Warrants 2017, the request of subscription of New Shares per exercise of Warrants 2017 (“Exercise Notification”) (i) shall be sent to the Company during the Exercise Period by simple letter, letter with acknowledgement of receipt or hand-delivered letter and (ii) attached to it, shall (a) be joined a subscription allotment of New Shares to which the Warrants 2017 gives right and (b) an indication whether payment will be made by either:

-	wire transfer; or
-	A request for set-off with unquestionable, liquid and due claims on the company owned by the holders of Warrants 2017;

2.2.5	Release on the Exercise Price related to the issuance of New Shares on exercises of Warrants 2017

For each Warrant 2017, exercised by the holders of the Warrants 2017, and once the Exercise Price is paid by the Company; the Chief Executing Officer of the company pursuant to the delegation authority granted herein shall note the definitive realization of the issuance of the New Shares and to proceed to all the modifications in the Articles of Association necessary for the exercise of Warrants 2017.

2.2.6.	Disposition applicable to the Warrants 2017

Warrants 2017 especially their exercise and transfer are subject to the provision of the Company’s Articles of Association.

2.2.7.	Applicable law

The Warrants 2017 plan shall be governed by French law.